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13012928

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66425

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Gill and Roeser Holdings, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

535 Fifth Avenue – 34th Floor
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dale A. Myer (212)-972-3306
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WeiserMazars LLP
(Name – *if individual, state last, first, middle name*)

60 Crossways Park Drive West	Woodbury	NY	11797
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 01 2013
REGISTRATIONS BRANCH
16

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I Dale A. Myer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gill and Roeser Holdings, Inc., as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions

Signature

President & CEO

Title

TERRY CUMMINGS
NOTARY PUBLIC, STATE OF NEW YORK
NO. 02CU6078786
QUALIFIED IN NEW YORK COUNTY
COMMISSION EXPIRES AUGUST 05, 2014

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholder's Equity
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GILL AND ROESER HOLDINGS, INC.
535 FIFTH AVENUE
NEW YORK, NY 10017

****
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2012
****

Gill and Roeser Holdings, Inc.
Statement of Financial Condition
December 31, 2012

Assets		
Cash and cash equivalents	$	108,214
Prepaid expenses and other		3,834
Total assets	$	112,048
Liabilities and Stockholder's Equity		
Liabilities		
Accrued expenses	$	20,600
Stockholder's equity		
Common stock, no par value; authorized 200 shares; issued 200 shares; outstanding 100 shares		1,000
Additional paid-in capital		90,034
Retained earnings		914
Less: Treasury stock, at cost, 100 shares		(500)
Total stockholder's equity		91,448
Total liabilities and stockholder's equity	$	112,048

The accompanying notes are an integral part of this financial statement.

1. General

Gill and Roeser Holdings, Inc. (the "Company"), a registered broker-dealer, is subject to regulation by the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority. The Company's primary business is to provide merger and acquisition advice, for which it charges a fee.

Due to the death of the Company's previous sole stockholder in November 2011, Rams Head Partners, Inc. (Rams), a Delaware corporation purchased the stock on February 17th 2012 from the previous stockholder's estate. Ram, an S Corporation is owned by the previous management of the Company and is a related party.

2. Summary of Significant Accounting Policies

Cash Equivalents
The Company considers highly liquid investments with original maturities of three months or less when purchased to be cash equivalents.

Revenues and Expenses Recognition from Consulting Activities
The Company records consulting fees when rendered and related expenses when incurred.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company elected to be treated as an S Corporation under the provisions of the Internal Revenue Code. Accordingly, the Company is not subject to federal income tax. The stockholder is required to report separately its distributive shares of the Company's income or loss to federal tax authorities. In addition, the Company has elected S Corporation status for New York State tax purposes and, accordingly, pays New York State income tax at a reduced rate. New York City, however, does not recognize S Corporation status, and the Company is, therefore, taxed at regular corporation tax rates.

3. Net Capital Requirements

The Company is subject to the net capital requirements of Rule 15c3-1 of the Securities and Exchange Commission which requires a broker-dealer to have at all times sufficient liquid assets to cover current indebtedness. In accordance with the Rule, the Company is required to maintain defined minimum net capital of the greater of either $5,000 or 1/15 of aggregate indebtedness. At no time may the ratio of aggregate indebtedness to net capital, as defined, exceed 15 to 1.

At December 31, 2012, the Company has net capital, as defined, of $87,614, which is $82,614 in excess of its required net capital of $5,000. The Company has an aggregate indebtedness of $20,600. The Company's ratio of aggregate indebtedness to net capital is 0.24 to 1 at December 31, 2012.

4. Concentration of Credit Risk

The Company maintains its cash balances at one financial institution which, at times, may exceed the $250,000 federally-insured limits.

5. Related Party

The Company uses consultants employed by a related party owned by the Company's stockholder. For the year ended December 31, 2012, the Company paid this related party $0 for consulting fees.

The related party entered into an administrative service agreement whereby expenses incurred on behalf of the Company will be paid by the related party and reimbursed by the Company. This agreement provides for administrative support, accounting, telecommunication and other general services to be allocated in accordance with the agreement. During the year ended December 31, 2012, the Company was charged $61,000 for these expenses. However, in August 2012 the above agreement changed, and according to the new agreement going forward the related party would not charge the Company for the administrative support.

6. Income Taxes

At December 31, 2012, the Company has a New York City Corporation Tax net operating loss carryforward of approximately $28,000 that may be utilized to offset future taxable income. The net operating loss carryforward will expire in 2032. Management believes that the Company does not have any uncertain tax positions as of December 31, 2012. At December 31, 2012, Company has a deferred tax asset and a deferred tax valuation allowance of approximately $2,500. The Company is no longer subject to U.S. federal, state or local income tax examinations for years before 2009.

7. Major Customers

The Company provides merger and acquisition advice, for which it charges a fee. For the year ended December 31, 2012, the Company had received $65,000 from such services. Approximately 96% of this revenue was derived from two customers.

8. Subsequent Events

The Company has evaluated subsequent events through February 27, 2013, the date on which the financial statement was available for issuance, no such matters have come to the attention of the Company.

****

The Company's Statement of Financial Condition as of December 31, 2012 is available for examination at the office of the Company and at the Regional Office of the Securities and Exchange Commission.

****

Independent Auditors' Report

To the Board of Directors
Gill and Roeser Holdings, Inc.

We have audited the accompanying statement of financial condition of Gill and Roeser Holdings, Inc., (the "Company"), as of December 31, 2012, that is filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934 and the related notes to the financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Gill and Roeser Holdings, Inc. as of December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

Weiser Mazars LLP

February 27, 2013
Woodbury, NY